

INVEST IN **PLEASE & THANK YOU**

Bootstrapped, woman-owned American Cookie Brand with a cult following & over $3 Million in revenue

wearepleaseandthankyou.com   Louisville, KY   in f ⊙

Highlights

1 Voted "BEST COOKIE SHOP in AMERICA" by USA Today with editorials in Food & Wine, GQ, Southern Living

2 Pacing to $3.5M in Revenue in 2024 with 34% YoY growth

3 Expanded nationally with retailers and distributors in 7 new territories.


Doubled CPG growth in 2024


4   Launching GLUTEN FREE chocolate chip cookie dough: Retail launch Q4 2024, CPG launch 2025

Show more

Featured Investor


Lori Beck
Syndicate Lead

Follow

Invested $10,000 (i)

Founder of The Grales, a multi-concept F&B campus located in Louisville including: Holy Grale, Gralehaus, Bar Grale. Lori holds a Master's in Curatorial Studies, is a certified Cicerone, wine enthusiast, globe-trotter, and Pilates instructor. thegrales.com

"As an entrepreneur and longtime fan of Please & Thank You, I'm thrilled to invest and can't imagine why anyone would pass up this opportunity. Brooke Vaughn's vision, ambition, and decisiveness are the driving forces behind the incredible success of this rapidly growing company, inspiring me to think bigger in my own ventures. While I'm constantly impressed by their leadership team's ability to execute growth strategies, I'm equally blown away by their unwavering commitment to producing A..."

Read More

Our Team


BROOKE VAUGHN   FOUNDER / CEO

Cookie baker turned culture maker: Brooke prides herself in her famous chocolate chip cookie recipe, an unapologetically loyal PLEASE & THANK YOU® fan base, and a passion for building collaborative cultures and sustainable careers in the F&B sphere


MELANIE TAPP   CHIEF OPERATING OFFICER (COO)

Mel is a respected F&B executive with 20+ years in the hospitality industry. She oversees operations of 50+ P&TY staffers, 4 brick & mortar cafes, 2



mobile retail units, 1 bakery manufacturer and our growing grocery (CPG) and e-commerce business



JASON PIERCE   CHIEF BRANDING OFFICER (CBO)

Prolific designer behind P&TY's sticky brand—with 22 years of marketing experience, Jason has attentively tuned the brand for commercial success. He oversees visual assets, website, packaging, merchandising & other matters



CAMERON COUSINS   DIRECTOR OF OPERATIONS, FACILITIES & SYSTEMS

Over 10 years of experience—from dishwasher to Director of Operations. Systems & facilities are close to his chest; his attention to detail and drive towards innovation makes us better. Cam keeps us in line and on beat, like the steady percussionist he is



KAMARA JENKINS   DIRECTOR OF OPERATIONS, TEAM & EVENTS

Career barista with decades of coffee experience. Acquired in '16—in a shrewd business deal—our first leadership "outside hire." Her patience, skill and empathy helped design company policy. Natural liaison between leadership and operators—our "day maker"



LUKE STEVENS   BAKERY OPERATIONS

Our humble rockstar. Starting as a teenage trumpet player, Luke joined the kitchen crew when we had less than 10 employees. His speed, drive and no-bullshit approach to leadership earned our trust as a valued team leader. He wins most cookies made trophy!



NATHAN KUCHTA   FRACTIONAL CFO

Nate is a seasoned finance professional with 15 years of extensive expertise consulting high growth, venture-backed companies. As our fractional CFO, he strategizes financial planning, budgeting and forecasting



SUMMER AUERBACH   ADVISOR, NATURAL GROCERY/CPG

Second Generation Owner of Rainbow Blossom Natural Food Markets. Summer literally "grew up" in the natural food industry. Her parents started Rainbow Blossom in 1977. Since '04, they have earned national accolades such as "Retailer of the Year"



JUSTIN DELANEY ADVISOR, EQUITY, SCALE

Justin is an intentional, serial entrepreneur with a proven track record of navigating, growing, selling American brands. Co-Founder of Wabi Capital, a Professor of Leadership at IU and with a rap sheet of CEO badges; his leadership tone is inspirational



KATE WEAVER ADVISOR, SUPPLIER DIVERSITY

15 years of supplier diversity experience; championing minority owned brands, coaching start-ups & incubators within the CPG sphere. Her résumé boasts aligned American brands: Chobani, GE and Nestlé. Kate communicates with intent and nuanced feedback



JOSH F. BROWN LEGAL COUNCIL, FRANCHISE & DISTRIBUTION

With over 15 years of franchise expertise, he combines his legal experience, business background, and entrepreneurial skills to help clients grow their businesses. Josh will maneuver and oversee all legal franchise filings, registrations and contracts



Jamie King BRAND STRATEGY, FOUNDER COACH

Brand strategist with 12+ years of digital marketing experience, BeStilled PR and The Slay School founder. Featured in Forbes, Business Insider, Success, Entrepreneur, and Inc. Her clients have amassed 20M+ followers & generated more than 25M in revenue



MARCIE GRAMBEAU PITCH COACH

Business development coach with 12+ years experience and $118 million raised. Her industry expertise in startups, venture capital, market strategy, positioning, deck creation, crowdfunding and fundraising helped launch our first capital campaign




PLEASE & THANK YOU
MENU
BEST COOKIE SHOP
PLEASE & THANK YOU

Invest in <u>America's Favorite Cookie</u> & Coffee Brand!

Founded in 2010 by cookie baker and culture maker Brooke Vaughn, PLEASE & THANK YOU® has operated 14 years in business with an ***average +34% year-over-year revenue increase.***


PLEASE & THANK YOU
MENU
BEST COOKIE SHOP
PLEASE & THANK YOU

Invest in <u>America's Favorite Cookie</u> & Coffee

Brand!

Founded in 2010 by cookie baker and culture maker Brooke Vaughn, PLEASE & THANK YOU® has operated 14 years in business with an *average +34% year-over-year revenue increase.*

Just by serving HOT COFFEE and FRESH COOKIES, we've grown from a 120 square foot kitchen to a cookie brand with a cult following. It's been our goal to *make your day*. We've created hundreds of cool jobs, built a bubbling culture, met thousands of authentic people and served millions of our famous chocolate chip cookies.

We have opened 5 Brick & Mortar cafes, 1 bakery facility, and 2 mobile Airstream® units. With rapidly growing e-commerce and wholesale revenue streams, we are on a mission to become America's favorite cookie dough brand. We are *expanding our market reach nationally* through CPG (Consumer Packaged Goods), B2B (Business to Business), D2C (Direct to Consumer) and franchise licensing.

We strategically diversify our business and intentionally prioritize our people, ensuring that we are a sustainable, profitable enterprise.



COFFEE IS MOST POPULAR BEVERAGE IN U.S.A.

COFFEE

CHOCOLATE CHIP IS THE #1 SOLD COOKIE

CHIP IN!

With 14 years of stable growth, we are ready to scale nationally

This is not a startup.

PLEASE & THANK YOU® is an established nostalgic brand. People love the messaging of our logo and our style of hospitality. Whether you're buying a gift or indulging yourself, you're experiencing PLEASE & THANK YOU® as a treat, a lift, a delight, a dopamine push.

Our chocolate chip cookie is unforgettable. It's made with southern-milled Kentucky Proud® flour, Michigan brown sugar, Belgium chocolate and European butter. No junk, just cookies.



Future projections are not guaranteed

We are a HIGH-GROWTH opportunity
offering a competitive & innovative revenue share model

Why invest? We've bootstrapped every step of the way. We've created something incredible and we think you know it. With Wefunder, an investment opportunity is extended to the people who have supported us for the last 14 years.

We get to share these *sweet returns* with *our community*, on *our terms*.

SWEET RETURNS

WEFUNDER
— revenue share
— 1.5x return to investors
— expected payback in 5 years
— quarterly starting in Q1 2025

CHIP IN!

With this investment, we will be *expanding our reach nationally* through a steady growth of franchising, licensing and wholesale deals. By 2030, PLEASE & THANK YOU® is forecasted to make $25.5M in revenue with $7.5M in profits.

SUCCESS

In a nationwide **poll by USA Today** we were crowned ***BEST COOKIE SHOP*** in America. And you know what? We earned that. We've got our recipe for success - a sticky brand, an irresistible product and a culture of optimistic maniacs, fueled by sugar and caffeine.

- Our Mission: TO BE A DAY MAKER
- Our Core Values: SERVICE - GRIT - AUTONOMY and PRIDE

We're just quality people, making a quality product, taking pride in one another.


PARIS 2024
PLEASE & THANK YOU
P&TY have crafted a singular character; a nuanced highlight and destination in the food & beverage landscape.
Name a more iconic pairing than a freshly-baked chocolate
The Indiana Fever are your biggest fans. We bring them on every trip.
I get blissed out just on the drive there. – Brian Henson

SUCCESS

In a nationwide **poll by USA Today** we were crowned ***BEST COOKIE SHOP*** in America. And you know what? We earned that. We've got our recipe for success - a sticky brand, an irresistible product and a culture of optimistic maniacs, fueled by sugar and caffeine.

- Our Mission: TO BE A DAY MAKER
- Our Core Values: SERVICE - GRIT - AUTONOMY and PRIDE

We're just quality people, making a quality product, taking pride in one another.


PARIS 2024



P&TY have crafted a singular character; a nuanced highlight and destination in the food & beverage landscape. – Remy Sisk
Name a more iconic pairing than a freshly-baked chocolate chip cookie and a cup of the most delicious coffee in town. – Food & Wine
The Indiana Fever are your biggest fans. We bring them on every trip. – Caitlin Clark
I get blissed out just on the drive there. – Brian Henson
The perfect coffee shop! – Ashley Merideth
Sorry Granny, this is in fact the best cookie in the world. – Amanda Hammond

The best part? We are a PROFITABLE COMPANY, potentially quadrupling our revenue in the next 3 years!

By 2030, PLEASE & THANK YOU® is forecasted to make $25.2M in revenue with $7.5M in profits. (*Future projections are not guaranteed.*)

We have a ***multi-channel strategic approach*** covering all of the gaps in the market: we sell via Brick & Mortar coffee shops, mobile Airstream® units, e-commerce (Direct-To-Consumer/DTC), Wholesale (Business-To-Business/B2B) and Retail (Consumer Packaged Goods/CPG).

We are using a competitive, 5 channel sales approach
1 BRICK & MORTAR
2
CHOCOLATE CHIP COOKIE BOX MIX
5
PLEASE & THANK YOU











A study of our biggest inspirations and competitors revealed gaps in the cookie market

There is a widespread lack of high-quality, preservative-free cookie dough products that taste great. Our retail competitors focus on either Brick & Mortar retail or direct sales, missing out on significant revenue opportunities.

There is a market gap in Wholesale and B2B cookie dough products. Hospitality businesses like hotels, chains, restaurants, craft services, and coffee shops struggle to find premium cookie options that impress customers and maintain healthy profit margins.


BRICK & MORTAR
E-COMMERCE
WHOLESALE
LICENSING
MOBILE
PLEASE & THANK YOU
CHIP IN!

We FOUND A NICHE in the gourmet and

A study of our biggest inspirations and competitors revealed gaps in the cookie market

There is a widespread lack of high-quality, preservative-free cookie dough products that taste great. Our retail competitors focus on either Brick & Mortar retail or direct sales, missing out on significant revenue opportunities.

There is a market gap in Wholesale and B2B cookie dough products. Hospitality businesses like hotels, chains, restaurants, craft services, and coffee shops struggle to find premium cookie options that impress customers and maintain healthy profit margins.


BRICK & MORTAR
E-COMMERCE
WHOLESALE
LICENSING
MOBILE
PLEASE & THANK YOU

CHIP IN!

We FOUND A NICHE in the gourmet and



WE WANT A
PLEASE & THANK YOU
WHEREVER YOU WANT A
PLEASE & THANK YOU
AND WE WANT TO HELP YOU BUILD IT.
PLEASE & THANK YOU
CHIP IN!

Our franchise model is PROFITABLE, UNIQUE and COMPETITIVE

We get franchise inquiries weekly—People are HOT for PLEASE & THANK YOU®.

Based on **current market research**, 5 in 10 of the ***fastest growing franchises*** in the US are in the Food & Beverage category. They include a cookie shop (Crumbl), a coffee shop (7Brew), and mobile treat unit (Kona Ice).

Most franchises only offer Brick & Mortar. We are taking a WIDE ANGLE APPROACH to expand our presence through franchising. PLEASE & THANK YOU® combines three of the most ***trending, successful brand concepts*** into innovative and flexible franchise options: ***coffee, cookies and mobile vending***.

There are limited options for franchisees seeking excellent gourmet & gluten free products. Popular franchise models often suffer culture, brand and quality. Our lifestyle approach to franchising sets us up for a highly



WE WANT A
PLEASE & THANK YOU
WHEREVER YOU WANT A
PLEASE & THANK YOU
AND WE WANT TO HELP YOU BUILD IT.
PLEASE & THANK YOU
CHIP IN!

Our franchise model is PROFITABLE, UNIQUE and COMPETITIVE

We get franchise inquiries weekly—People are HOT for PLEASE & THANK YOU®.

Based on **current market research**, 5 in 10 of the *fastest growing franchises* in the US are in the Food & Beverage category. They include a cookie shop (Crumbl), a coffee shop (7Brew), and mobile treat unit (Kona Ice).

Most franchises only offer Brick & Mortar. We are taking a WIDE ANGLE APPROACH to expand our presence through franchising. PLEASE & THANK YOU® combines three of the most *trending, successful brand concepts* into innovative and flexible franchise options: *coffee, cookies and mobile vending*.

There are limited options for franchisees seeking excellent gourmet & gluten free products. Popular franchise models often suffer culture, brand and quality. Our lifestyle approach to franchising sets us up for a highly

- Approximately 31% of the U.S. population eat a daily gluten free diet.

Future projections are not guaranteed

5 Year Vision: Scaling to our Series A

Growing organically since we opened, revenue is projected to surpass $25.5M in 2030 as we accelerate our growth with franchise, B2B distribution (bulk dough), retail wholesale (CPG), DTC (e-commerce) and financing rounds.

This Wefunder Revenue Share is a strategic investment round which allows us time to grow our EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to get a larger valuation before shopping for equity partners.

Approximately 31% of the U.S. population eat a daily gluten free diet.

2024 SO FAR, STILL TO COME
+ LAUNCH WeFunder Community Round
+ Build out & launch second **Airstream®** unit
+ Expansion of CPG abilities: CoPacker
+ Launch **B2B wholesale**
+ Phase 1 launch **GF cookie dough**
+ Launch **franchise program**

CHIP IN!

2025 RAMPING TO SCALE
+ Launch **2 brick & mortar franchises**
+ Launch **4 Airstream® franchises**
+ Growth of **B2B wholesale**
+ Phase 2: **wholesale GF cookie dough**
+ $620k **direct to consumer** cookie dough sales
+ Build upon B2B & wholesale; regional sales
+ **Scaling team members**: franchise team, etc

2026-2030 SCALE TO RECURRING REVENUE MODEL
+ **Series A raise**
+ add 5 flagship **brick & mortar shops**
+ add 5 flagship **Airstream® units**
+ quadruple **B2B cookie dough** revenue
+ triple **wholesale CPG**
+ **$3M DTC cookie dough sales**
+ add **40 brick & mortar franchises**
+ add **50 mobile Airstream® franchises**
+ Expand products for **national distribution**

Our next few years are HUGE

Future projections are not guaranteed

5 Year Vision: Scaling to our Series A

Growing organically since we opened, revenue is projected to surpass $25.5M in 2030 as we accelerate our growth with franchise, B2B distribution (bulk dough), retail wholesale (CPG), DTC (e-commerce) and financing rounds.

This Wefunder Revenue Share is a strategic investment round which allows us time to grow our EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to get a larger valuation before shopping for equity partners.

End Goal: Major CPG Exit FOR THE PEOPLE

We don't just keep customers, we also keep employees. The majority of our leadership team has represented PLEASE & THANK YOU® for 8-10 years, giving PLEASE & THANK YOU® the best years of their lives. We've grown our culture with our people; prioritizing their personalities and creating leadership opportunities aligned with their lifestyle.

We've cultivated brand ambassadors.

- Average employee turnover rate is under 24% (national industry average 76%)

- PLEASE & THANK YOU® is certified women owned

- Women account for 68% of our core leadership. We are an empathetic, inclusive group *actively recruiting day makers* across our industry.

We expect to scale to become the *best cookie brand in America.* Our strategic goal in designing a successful national expansion is to have a CPG exit FOR THE PEOPLE! We expect this exit to financially benefit the founding members of our team, those who were crucial to the growth of PLEASE & THANK YOU®.

After all, WE are PLEASE & THANK YOU® and we all deserve our BIG AMERICAN DREAM.

Future projections are not guaranteed.

Comparable Cookie Companies have demonstrated rapid exits with impressive multiples

COMPARABLE COOKIE COMPANIES

INVESTMENT PERKS

THANK YOU from Brooke

Guys, this is our incredible American Dream. Because of PLEASE & THANK YOU® we get to wake up early, make fresh coffee, play loud music and give each and every one of you a little treat. Thank you for being a fan of this cult cookie brand we created.

It's such a cool job; it's such a cool community.

We're excited to offer you a way to invest in our future. I'll be looking for high fives and congratulations over the next few months, as we raise funds and awareness around the national expansion of PLEASE & THANK YOU®.

Let's be the next great F&B story to come out of Louisville, Kentucky. CHIP IN!

WE ARE PLEASE & THANK YOU

WOMEN OWNED, KENTUCKY PROUD.